Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICES CO.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Three Months Ended March 31, 2014	Year Ended Dec. 31
		2013	2012	2011	2010	2009
Earnings, as defined:
Pretax income from operations	$29,103	$148,938	$168,598	$145,034	$126,933	$108,245
Add: Fixed charges	25,813	104,534	103,760	100,901	100,518	114,684
Total earnings, as defined	$54,916	$253,472	$272,358	$245,935	$227,451	$222,929
Fixed charges, as defined:
Interest charges	$19,281	$77,866	$69,074	$65,095	$63,912	$71,688
Interest component of leases	6,532	26,668	34,686	35,806	36,606	42,996
Total fixed charges, as defined	$25,813	$104,534	$103,760	$100,901	$100,518	$114,684
Ratio of earnings to fixed charges	2.1	2.4	2.6	2.4	2.3	1.9